October 26, 2018


VIA E-MAIL

Bibb L. Strench, Esq.
Thompson Hine, LLP
1919 M Street, NW
Suite 700
Washington, DC 20036-3537


                                    Re: Sprott ETF Trust
                                        File Nos.: 811-23382; 333-227545

      Dear Mr. Strench:

              On September 26, 2018, Sprott ETF Trust (the "Trust") filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the
      Investment Company Act of 1940 ("1940 Act") to offer shares of Sprott Gold Miners
      ETF and Sprott Junior Gold Miners ETF (each individually a "Fund" and together the
      "Funds"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.


        Prospectus

        General Comments

   1. We note that the registration statement is incomplete. Please complete the registration statement in a pre-effective amendment to provide all missing information, and eliminate all blanks and bracketed items.

   2. It appears that you contemplate a merger of the Funds and the Sprott Gold Miners ETF and
      Sprott Junior Gold Miners ETF, both series of ALPS ETF Trust (the "Predecessor Funds"). In your response letter, please explain the nature, purpose, and proposed timing of the transaction between the Funds and the Predecessor Funds.

   3. Please inform the staff in correspondence how the Trust will be initially capitalized (e.g., will the assets of the Predecessor Funds be used, will the Adviser seed the Trust?).
 4. If the Trust's registration statement is to become effective before the date on which the
     Predecessor Funds are reorganized into the Funds, please note that the registration statement may not contain Predecessor Fund performance disclosure, unless the Trust commits not to use the prospectus to sell to other shareholders prior to the merger.
     Please advise the staff of your intent and revise the registration statement accordingly.


     Both Funds, unless otherwise noted (page references are to the pages of each Fund's prospectus)

     Investment Objective- pages 3

5. Each Fund's investment objective is to provide investment results that "correspond generally" to the performance of an index. Please replace "correspond generally" with
   "track" or "correlate."

     Fund Fees and Expenses   pages 3

6. Please disclose any arrangements for fee waivers/reimbursements or recoupments in place. If any agreements exist for such arrangements, please submit them as exhibits.

7. The line item for Other Expenses states that this fee is 0.00% Please explain why the number is zero or revise the number to show the actual other expenses.

     Portfolio Turnover   pages 3

8. The Predecessor Funds are passively managed funds, yet have portfolio turnover rates of
   101% (Sprott Gold Miners ETF) and 74% (Sprott Junior gold Miners ETF).
Please
   explain why the turnover rates have been so high. Does the Trust expect to have similar portfolio turnover rates in the future?

     Principal Investment Strategies of the Funds   pages 3 to 4


9. The prospectus contains information concerning how companies are selected for
   inclusion in the Solactive Gold Miners Custom Factors Index and the Solactive Junior
   Gold Miners Index (each individually, the "Underlying Index" and together, the
   "Underlying Indices"). Please disclose how the index components are selected in a more understandable manner. For example, explain what is meant by: "A quarterly
   revenue growth factor is only applied to producers while a price momentum factor is only applied to explorers and developers. Companies mainly active in streaming and royalty business are excluded from that definition."
 10. In order to comply with the requirements of Investment Company Act Rule 35d-1, please disclose that the Funds will have policies to invest at least 80% of net assets plus borrowings in the securities of Gold Miners and Junior Gold Miners, respectively.

11. Please provide the staff with a courtesy copy of the "white paper" or similar documentation that describes the detailed index methodologies for each Underlying
    Indices. We may have more comments after we review the white papers.


12. Solactive AG serves as "index calculation agent" and performs routine daily index calculations and index maintenance (e.g., annual Index reconstitution, quarterly rebalancing, and corporate actions) for the Underlying Indices. Please disclose the purpose of separately characterizing the Solactive AG's role as both an Index Provider and an Index Calculation Agent.


13. We note that the terms "Underlying Index" and "Index" are used in the registration statement. Please choose one term and use it consistently.

14. The capitalization range disclosed in the prospectuses is the minimum capitalization for the Index securities. Please also disclose the maximum market capitalization range of
    Index securities, given that the risk factors for each Fund include Micro, Small, and
    Mid- Capitalization.

15. Sprott Junior Gold Miners ETF's Principal Investment Strategy states that "junior companies include early stage mining companies that are in the exploration stage only or that hold properties that might not ultimately produce gold." Please provide a comprehensive definition of "Junior Gold Miners."

  Principal Risks of Investing in the Funds   pages 4 to 6

16. Please disclose in the risk factor titled "Fluctuation of Net Asset Value," that the Fund's market price may deviate from the value of its underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the Fund shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the Fund quoted during the day or a premium or discount in the closing price from the Fund's net asset value.

17. Please disclose the risk that an active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to variances between the market price of the ETF's shares and the underlying value of those shares.


18. The Funds will invest in foreign markets. Please disclose that, where all or a portion of the ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

19. Please add to this section the cybersecurity risk disclosure set forth later in the prospectus or explain to us why you believe it is unnecessary.


20. The risk factor titled "Liquidity Risk" refers to ALPS Advisor, Inc., as the "Adviser."
    This appears to be an error. The prospectus states that the Trust's Adviser is Sprott
    Asset Management LLP, and that the Trust's Sub-Adviser is ALPS Advisor,
Inc.
    Please correct, if appropriate.


21. Please confirm that the Fund will not invest more than 15% of its net assets in illiquid securities.


22. Please consider adding "New Fund Risk" to the Funds' list of principal risks in the Item 4 and the Item 9 disclosure.

23. Please add the "Authorized Participant Concentration Risk" factor from the "Other Risk"
    section to the Principal Risks section.


   How to Buy and Sell Shares  pages 16

24. We note that disclosure elsewhere in the prospectus indicates that the Funds may permit all cash purchases of creation units. Accordingly, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

   Additional Information About the Fund's Principal Risks   pages 9-10

25. Please add the following disclosure, from this section, to the summary prospectus'
         Principal Risk section: "Investors in the Fund should be willing to accept a high degree of volatility in the price of the Fund's Shares and the possibility of significant losses.
        An investment in the Fund involves a substantial degree of risk. Therefore, you should consider carefully the following risks before investing in the Fund."

    26. This section includes Foreign Investment Risk disclosure regarding investments in
        Canada. If the Funds have significant exposure to Canadian securities, please add a separate heading for Canadian Investment Risk in the Principal Risk section above.
        Also, if the Funds have significant exposure to other geographical areas, please provide similar disclosure in the Principal Risk section.

           Statement of Additional Information ("SAI") (Both Funds)


       Board of Trustees Table   pages 16 - 17

    27. Regarding the "Other Directorships Held By Trustees," please provide the information based on the past five years.

   Part C: Other Information

       Item 28. Exhibits

    28. Please include the financial statements of the Predecessor Funds as well as an auditor's consent.

   Item 35 Undertakings

    29. It is unclear why you have indicated that the Undertaking required by
Item 35 of
        Form N-1A is "Not Applicable." Please revise the undertaking to state that the
        Fund will file by amendment to the registration statement certified financial statements showing the initial capital for the Fund or explain to the staff why the undertaking is not necessary.

                                          *      *       *

        Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act with respect to both Funds. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        Although we have completed our initial review of the registration statements, the filing(s) will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Trust and its underwriter must request acceleration of the effective date of the registration statement.

         In closing, we remind you that the Trust is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6985 or lithotomosv@sec.gov.


                                                      Sincerely,

                                                      /s/ Valerie J. Lithotomos

                                                      Valerie J. Lithotomos
                                                      Senior Counsel


cc: Vincent Di Stefano, Branch Chief